Exhibit 99.2

SECURITY HOLDINGS OF THE DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the beneficial ownership of the common stock of Mac-Gray Corporation (the “Company”) as of April 5, 2013 by each director, including nominees, and the executive officers of the Company.

Name of Beneficial Owner	Shares Beneficially Owned**	Percentage of Shares Beneficially Owned
Stewart G. MacDonald, Jr., Chief Executive Officer	2,456,568	16.81%
Michael J. Shea, Executive Vice President, Chief Financial Officer and Treasurer	368,312	2.52%
Neil F. MacLellan, III, Executive Vice President, Mergers and Acquisitions	269,686	1.84%
Philip Emma, Executive Vice President and Chief Operations Officer	176,030	1.20%
Robert J. Tuttle, Executive Vice President, Technology & Information Systems	155,876	1.07%
Thomas E. Bullock, Director	113,575	*
Linda A. Serafini, Vice President, General Counsel and Secretary	96,553	*
Sheffield J. Halsey, Jr., Executive Vice President and Chief Marketing Officer	89,410	*
Edward F. McCauley, Director	79,830	*
David W. Bryan, Director	68,702	*
Mary Ann Tocio, Director	66,133	*
William F. Meagher, Jr., Director	46,417	*
Alastair G. Robertson, Director	29,152	*
Paul R. Daoust, Director	10,743	*
Bruce A. Percelay, Director	6,699	*

*                                         less than 1%

**                                  Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number and percentage of shares of the Company’s common stock beneficially owned by a person, shares of the Company’s common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 8, 2013 are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person. As of April 5, 2013, a total of 14,614,974 shares of the Company’s common stock were issued and outstanding.